Genetic Biosciences
For Improving the Quality of Life
October 16, 2007
VIA FEDERAL EXPRESS
Blaise Rhodes, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	GeneLink, Inc.
Form 10-KSB for Fiscal Year Ended
December 31, 2006
Filed April 10, 2007
File No. 000-30518
Dear Mr. Rhodes:
     On behalf of GeneLink, Inc. (the “Company”), enclosed herewith for filing is one complete unmarked copy of each of the following documents:
     1. The Form 10-KSB/A for the Year Ended December 31, 2006 (the “2006 10-KSB/A”);
     2. The Form 10-QSB/A for the Quarter Ended March 31, 2007 (the “March 31 10-QSB/A”); and
     3. The Form 10-QSB/A for the Quarter Ended June 30, 2007 (the “June 30 10-QSB/A”).
     We have also included for your convenience, three additional copies of each of the 2006 10-KSB/A, the March 31 10-QSB/A and the June 30 10-QSB/A, which have been marked to indicate the changes made to the previously filed versions (the “Prior Filings”).
     This letter is intended to be responsive to the Staff’s comments as set forth in the comment letter. To assist the Staff in its review of the Prior Filings, this letter indicates in each response the page(s) (on the unmarked copy) of the enclosed filings where the comment has been addressed.

Blaise Rhodes, Staff Accountant
October 16, 2007

     The Company’s responses to the Staff’s comments are follows.
Staff Comment Letter dated February 7, 2000

1	It appears from your disclosure that you recognize revenue from the sales of proprietary genetic indicator tests partially when kits are sold and subsequently when presented to the lab for testing. Please provide a detailed discussion of how your revenue recognition policy is in accordance with SAB No. 104 and EITF 00-21.

In addition, please clarify if this policy is also applicable to the DNA test kits. We may have further comments after reviewing your response.

Response:

Revenue is recognized from sale of proprietary genetic indicator kits when the earnings process is complete at each stage of the transaction. The price for each kit has two components: 1) materials cost and 2) processing cost. The portion of the kit price related to materials cost is recognized when the kits are sold. The portion of the kit price that relates to processing cost is recognized when the kits are presented to the lab for analysis and testing.

This accounting policy is disclosed in Note 2 to the 2006 10-KSB/A on page 31.

2	It appears the company has capitalized organization costs of $86,976. Please provide a detailed discussion of how your policy is in accordance with SOP 98-5.

Response:

These costs were capitalized in 1995 when the Company was formed prior to issuance of SOP 98-5 and were fully amortized upon adoption of SOP 98-5. The cost and accumulated amortization have been included in this note over the last several years due to reflect the amount of the initial costs.

Based upon the Staff’s comments, the Company will remove both the cost and accumulated amortization from the 2006 10-KSB/A and all future filings.

Blaise Rhodes, Staff Accountant
October 16, 2007

3	It appears the company has adopted SFAS No. 123(R) as of January 1, 2006.

Please provide the disclosures required by paragraphs (84) and (A240) (a) of SFAS No. 123(R)

Response:

The adoption of SFAS No. 123(R) did not result in any change in basic or diluted EPS or net income as discussed in FASB 123 (R) paragraph 84 item (a). All stock options issued during 2005 & 2006 were the result of consulting agreements that recognized the fair value of the stock options over the period of the agreement. Paragraph 84 items (b)-(e) address the issuance of stock options as employee compensation and measured under APB 25 during 2005. This did not occur and, accordingly, no disclosure was made.

In response to the requirements under FASB 123 (R) paragraph A240 (a), the options vesting pattern was disclosed under these options. See stock disclosure referenced in response to comment #4 below. The options’ fair value were measured in a manner that the Company believes is consistent with EITF 96-18, as the options were valued when the commitment to the contract was reached. The costs associated with these issuances were amortized over time as they were earned.

There was no activity under the Company’s employee stock compensation plan for any period reported. The Company did not disclose the terms of the unused plan. Disclosures have been added to Notes 2 and 6 to the 2006 10-KSB/A on pages 33 and 36-37, respectively.

4	It appears from your disclosure on page 38 that there were 202,672 unvested options at December 31, 2005. We would expect these unvested options to have an impact on the pro forma net loss presented on page 39. Please clarify and revise.

Response:

Stock options not vested as of December 31, 2005 related to non-employee stock options. The following disclosure in the Form 10-KSB for the Year Ended December 31, 2005 is as follows:

During the quarter ended March 31, 2005, the Company issued 200,000 options to acquire common stock at $0.25 per share for fundraising. In

Blaise Rhodes, Staff Accountant
October 16, 2007

addition, the Company issued 128,000 options to buy stock at $.040 per share for consulting services. These options vest in equal monthly installments for 24 months beginning in February 2005. Consulting expense of $0 and $11,520 were charged to the options for 2006 and 2005, respectively.

In the quarter ending June 30, 2005, the Company issued 200,000 options to buy stock at $0.50 per share for consulting services. The options vest in equal monthly installments for 24 months beginning in May, 2005. Consulting expense related to this issuance was $16,000.

Based on the Company’s understanding of FASB 123-R, if additional services are required for non-employees, the Company would not need to reflect this in its pro-forma net loss disclosure.

5	It appears the company has issued several convertible secured loans with common stock. Please provided a detailed discussion of how you have accounted for these convertible loans, particularly how you have allocated any portion of the proceeds to the common stock and conversion feature attached to the loan. Please refer to the guidance of APB 14, SFAS No. 133, EITF 00-19 and EITF 00-27.

Response:

In accordance with FASB EITF 96-18 and technical discussions with AICPA Hotline that referenced APB 14 specifically as it related to stock with attached warrants, the Company used the fair market value (“FMV”) calculation for the securities as a starting point. Upon calculation of the FMV of the stock and the note, the Company allocated the proceeds received between stock and note, where the amount allocated to stock was the issuance expense of the transaction. The FMV calculation for each issue began with market price and shares equal to 2x the dollar value of the undiscounted loan proceeds. Interest on the bridge loans to be paid in cash.

For example: Bridge loan of $20,000 was received. The FMV of the loan was taken at $20,000 and the 40,000 shares of stock were taken at their FMV, for this example using $.05/share. The stock price would be $2,000. Using these examples the $20,000 would be discounted based on $20,000/$22,000 = $18,181. The difference of $1,819 in proceeds was allocated to the stock issued and put into loan issuance costs to be amortized over the term of the loan. Stock FMV at each bridge loan issuance was based on the quoted stock price on the day of the loan.

Blaise Rhodes, Staff Accountant
October 16, 2007

The stock conversion rate of 20 for $1 in convertible debt set a price point of $.05 as the assumed value where conversion “equaled” the value of the debt retired. A discount related to the lack of marketability for 1 year that is contained in the conversion feature is not reflected in that calculation.

Due the lack of marketability as a result of the required minimum holding period of 1 year and the limited average volume of shares traded on a daily basis, the Company determined the conversion feature did not have any value as of December 31, 2006. Thus, at December 31, 2006, there was nothing booked for the convertible feature. The same approach was followed and the same conclusions reached for the March 31 10-QSB/A and June 30 10-QSB/A.

6	In addition, the fees associated with these loans appear to have been paid in a combination of cash and equity instruments. Please provide a detailed discussion of how you determined the fair value of the equity instruments recorded as debt issue costs.

Response:

The equity instruments were the only debt issuance costs booked. Valuation of the stock in those transactions was discussed in the response to Comment #5 above.

7	Please provide the disclosures required by paragraph (26) of SFAS No. 131.

Response:

This disclosure is deemed to be addressed by the first sentence of Note 11 of the 2006 10-KSB/A on page 42. The relatively brief disclosure of the method used to determine operating segments was used due to the small size and scope of the Company’s operations.

8	We note that your disclosures do not comply with Item 307(c) of Regulation S-B in the following respects:

•   We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to

Blaise Rhodes, Staff Accountant
October 16, 2007

each component.

•   We note your officers concluded that your “disclosure controls and procedures were effective to provide reasonable assurance” that information is properly disclosed in your Exchange Act reports. Given this “reasonable assurance” qualification, your disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance. Alternatively, the reference to the level of assurance of both the design and effectiveness of your disclosure controls and procedures should be removed.

•   Your disclosures did not include the information required by Item 308(c) of Regulation S-B. Accordingly, the disclosure should be revised to state clearly if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Please revise your Form 10-KSB to address the matters noted above.

Response:

Noted. Please see page 45 of the 2006 10-KSB/A.

9	Please revise your related Exchange Act filings to comply with the above comments.

Response:

Noted.

10	Please provide the disclosures required by Items 307 and 308(c) of Regulation S-B.

Response:

Noted. Please see page 11 of the March 31 10-QSB/A and page 13 of the June 30 10-QSB/A.

Blaise Rhodes, Staff Accountant
October 16, 2007

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the enclosed filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the enclosed filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Monte E. Taylor, Jr.
Monte E. Taylor, Jr.
Chief Executive Officer